Exhibit 7.1

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES IN ACCORDANCE WITH IFRS

	Year ended December 31,
	2012	2011
	(thousands of nominal pesos
	for 2011 and 2012, except ratio data)

Income (Loss) Before Income Tax	(120,528)	(528,027)
Determination of the Ratio Fixed charges:
Interest expense	295,757	283,151
Interest capitalized during period	5,184	14,346
Rental expense	26,645	24,337
Amortization of Debt issuance costs	—	—
Total fixed charges	327,586	321,834
Earnings:
Income (loss) from continuing operations	(120,528)	(528,027)
Fixed charges	327,586	321,834
Amortization of capitalized interest	26,972	26,632
Less: interest capitalized during period	(5,184)	(14,346)
Total earnings	228,846	(193,907)
Ratio of Earnings to Fixed Charges	0.70	(0.60)
Insufficiency (sufficiency)	98,740	515,741